Santander US Capital Markets LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2025

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Santander US Capital Markets LLC and Subsidiary
(A Wholly Owned Subsidiary of Santander Holdings USA, Inc.)
December 31, 2025
With Report of Independent Registered Public Accounting Firm

Santander US Capital Markets LLC and Subsidiary
437 Madison Avenue, New York, NY 10022   Telephone: (212) 350-3950

OMB APPROVAL
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SEC FILE NUMBER
8-68282

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Santander US Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

437 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Vitale	(646) 776-7769	paul.vitale@santander.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	0238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Santander US Capital Markets LLC and Subsidiary
437 Madison Avenue, New York, NY 10022 Telephone: (212) 350-3950



OATH OR AFFIRMATION

I, Michael Santangelo, swear (or affirm) that, to the best of our knowledge and belief, the accompanying consolidated statement of financial condition and supplemental schedules pertaining to Santander US Capital Markets LLC, (the "Company") as of December 31, 2025, are true and correct. We further swear (or affirm) that based upon information available to us, neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Santangelo
Chief Financial Officer

This report contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Consolidated Statement of Financial Condition
- ☐ (c) Consolidated Statement of Income
- ☐ (d) Consolidated Statement of Cash Flow
- ☐ (e) Consolidated Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Computation for Determination of PAB Requirements Pursuant to Rule 15c3-3
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (m) An Oath or Affirmation
- ☐ (n) A copy of the SIPC Supplemental Report
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act
- ☐ (q) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act

Santander US Capital Markets LLC and Subsidiary
437 Madison Avenue, New York, NY 10022   Telephone: (212) 350-3950

Santander US Capital Markets LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2025

Table of Contents

Santander US Capital Markets LLC and Subsidiary
437 Madison Avenue, New York, NY 10022   Telephone: (212) 350-3950



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Santander US Capital Markets LLC and Subsidiary

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Santander US Capital Markets LLC and Subsidiary (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2026

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

Santander US Capital Markets LLC and Subsidiary

Consolidated Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$ 331,835,645
Cash segregated under federal and other regulations	464,491,712
Securities borrowed	1,406,559,343
Securities purchased under resale agreements	7,231,501,763
Deposits with and receivables from clearing organizations and clearing broker	2,592,743,396
Receivables from broker-dealers, financial institutions and clearing organizations	250,201,730
Receivables from customers	6,184,306
Receivables from affiliates	50,289,166
Financial instruments owned, at fair value (including securities pledged of $15,275,889,577)	15,603,840,919
Accrued interest receivable	74,862,196
Fixed assets and leasehold improvements, net	25,626,988
Goodwill and intangibles, net	185,396,639
Other assets	157,358,304
Total Assets	$ 28,380,892,107

Liabilities and Member's Equity

Liabilities

Loan payable	$ 50,000,000
Securities Loaned	1,310,750
Securities sold under repurchase agreements	19,209,918,846
Payables to broker-dealers, financial institutions and clearing organizations	46,130,542
Securities sold not yet purchased, at fair value	4,043,531,009
Payables to customers	3,275,250,795
Accrued interest payable	26,409,694
Accrued expenses and other liabilities	383,336,021
Total Liabilities	27,035,887,657
Subordinated Debt	200,000,000

Member's Equity

Member's Equity	1,145,004,450
Total Liabilities and Member's Equity	$ 28,380,892,107

See accompanying notes to consolidated statement of financial condition.

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

1. ORGANIZATION AND NATURE OF BUSINESS

Santander US Capital Markets LLC (formerly Amherst Pierpont Securities LLC), a limited liability company organized in Delaware, is wholly owned by Santander Capital Holdings LLC (formerly Pierpont Capital Holdings LLC), which in turn is wholly owned by Santander Holdings USA, Inc. ("SHUSA"). SHUSA is wholly owned by Banco Santander, S.A., a Spanish banking corporation (the "Ultimate Parent").

On April 11, 2022, SHUSA acquired Pierpont Capital Holdings LLC ("PCHL"), the parent company of Amherst Pierpont Securities LLC ("APS"), a leading institutional fixed-income broker dealer. In February 2023, Santander Investment Securities Inc. ("SIS") merged with and into APS, and APS was renamed Santander US Capital Markets LLC ("SanCap"). Also in February 2023, PCHL was renamed Santander Capital Holdings LLC ("SCH") (the "Parent").

SanCap is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). SanCap is also registered with the Commodity Futures Trading Commission ("CFTC") as a Futures Commission Merchant ("FCM") and is a member of the National Futures Association ("NFA"), the New York Stock Exchange LLC ("NYSE") and NYSE MKT LLC ("NYSE MKT").

SanCap is a clearing member of the Chicago Mercantile Exchange Inc. ("CME"), Chicago Board of Trade, Inc. ("CBOT"), New York Mercantile Exchange, Inc. ("NYMEX"), Commodity Exchange, Inc. ("COMEX"), Intercontinental Exchange ("ICE") and ICE Futures Energy Division ("IFED"). SanCap provides execution and clearing services directly to SanCap clients and to the ultimate parent company ("BSSA") on an undisclosed omnibus basis. In addition, SanCap offers execution and clearing services on non-US exchanges through a carrying broker relationship with BSSA. As a clearing member of the CME, SanCap clears interest rate swap ("IRS") transactions for its affiliates.

SanCap is a clearing member of the Options Clearing Corporation ("OCC") for equity and index contracts. SanCap clears transactions on behalf of affiliate customers.

SanCap was designated as a Primary Dealer by the Federal Reserve Bank of New York ("FRBNY") effective May 6, 2019. As a Primary Dealer, SanCap serves as a direct trading counterparty to the FRBNY.

SanCap clears the majority of its business on a delivery versus payment ("DVP") and receive versus payment ("RVP") basis.

SanCap's business activities include investment banking, institutional sales and trading. SanCap self-clears the majority of its fixed income business. SanCap clears its U.S. equity securities transactions through a third-party broker-dealer (the "Clearing Broker") on a fully disclosed basis. International equity securities transactions are cleared through affiliates and other third parties.

The accompanying consolidated financial statements refer to SanCap and its subsidiary, Freedom Depository LLC, ("FDLLC"), together as (the "Company"). FDLLC, a limited liability company, was organized with the sole purpose of facilitating securitizations through the issuance and sale of securities.

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements include the accounts of SanCap and its subsidiary. All material intercompany balances have been eliminated. The Company's consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements, accompanying notes and supplemental information. Actual results could differ from those estimates and could have a material impact on the consolidated financial statements, accompanying notes and supplemental information.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, and interest-bearing deposits in other banks. Cash and cash equivalents have original maturities of three months or less and, accordingly, the carrying amount of these instruments is deemed to be a reasonable estimate of fair value.

Cash Segregated under Federal and Other Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") and segregation rules of the CFTC, the Company is obligated to segregate cash for the exclusive benefit of its customers (see Note 3).

Collateralized Agreements

Transactions involving borrowed securities, securities loaned, securities purchased under resale agreements ("resale agreements") or securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized agreements or financings. Securities borrowed and securities loaned are recorded at the amount of cash collateral deposited or received. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Interest on such contracts is accrued and is included in the consolidated statement of financial condition in receivables from and payables to broker-dealers and clearing organizations.

Deposits with and Receivables from Clearing Organizations and Clearing Broker and Receivables from Broker-Dealers, Financial Institutions and Clearing Organizations

Deposits with and receivables from clearing organizations and clearing broker and receivables from broker-dealers, financial institutions and clearing organizations mainly include cash and U.S. treasuries deposited as margin as required by clearing organizations related to the Company's futures business. The deposits

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

include cash of $2,592,435,541 to satisfy the Company's margin and guaranty deposit requirements as a clearing member of such organizations and a cash deposit of $307,855 at the Clearing Broker.

The Company's receivables from broker-dealers, financial institutions and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables on resale agreements and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Receivables from and Payables to Customers

Customer securities transactions are recorded on a trade date basis. Receivables from and payables to customers include amounts due on cash and delivery versus payment and receipt versus payment ("DVP/RVP") securities transactions, and cash deposits received from the futures customer to cover margin calls from commodity clearing organizations, and net unrealized gains and losses not yet remitted. Payables to customers are primarily cash deposits received related to the Company's commodities and futures business.

Financial Instruments Owned and Securities Sold, Not Yet Purchased, at Fair Value

The sales and trading of financial instruments are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported net in the consolidated statement of financial condition. Financial instruments owned and securities sold, not yet purchased, are carried at fair value. The Company offsets long and short positions for a particular security recorded at fair value when the long and short positions have identical Committee on Uniform Security Identification Procedures numbers ("CUSIPs").

Fair Value Measurements

A portion of the Company's assets and liabilities are carried at fair value with changes in fair value recognized in earnings. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement establishes a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. These three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

> *Level 1* – Unadjusted quoted prices in active markets for identical unrestricted assets or liabilities, accessible by the Company at the measurement date.

> *Level 2* – Quoted prices in markets that are not active or adjusted quoted prices in markets that are active, for which all significant inputs are observable, either directly or indirectly. The inputs are

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable level of price transparency.

Level 3 – Unobservable inputs that are significant to the fair value of financial assets or liabilities, which usually are based on the Company's own assumptions about the estimates used by other market participants in valuing similar financial instruments.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

The fair values of certain financial instruments including cash, securities borrowed and loaned, receivables from and deposits with clearing organizations and broker-dealers, security deposits, receivable from and payable to customers, accrued interest receivable and payable, payables to broker-dealers, and accrued payables are considered to approximate their respective carrying values due to their liquidity and short-term nature.

Determination of Fair Value

The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value.

U.S. Government and Federal Agency Securities

U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices and are categorized within Level 1 of the fair value hierarchy.

U.S. Agency Issued Debt Securities: Callable and non-callable U.S. agency issued debt securities are measured primarily based on observed market price quotations and are generally categorized within Level 2 of the fair value hierarchy.

Mortgage-Backed Securities

Agency and Non-Agency Mortgage-Backed Securities: U.S. agency and non-agency mortgage-backed securities include mortgage pass-through securities, collateralized mortgage obligations and interest-only and principal-only securities and are generally measured based on observed market price quotations and categorized within Level 2 of the fair value hierarchy. In some instances, non-agency mortgage-backed securities are measured using inputs to a valuation methodology that include quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term of the financial instrument. These securities are categorized within Level 2 of the fair value hierarchy. In addition, certain less liquid securities with unobservable prices and valuation inputs are classified as Level 3.

Corporate Debt Securities, Convertible Debt Securities and Foreign Sovereign Debt

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

Corporate bonds, convertible bonds and foreign sovereign debt are measured primarily based on observed market price quotations including broker quotations, and where available, prices observed for recently executed market transactions. These securities, measured using these valuation methods, are categorized within Level 2 of the fair value hierarchy. In addition, certain less liquid securities with trade restrictions or unobservable prices and valuation inputs are classified as Level 3.

Equity Securities

Equity securities are measured based on quoted market prices and categorized within Level 1 of the fair value hierarchy.

Resale and Repurchase Agreements

To estimate the fair value of resale and repurchase agreements, cash flows are first evaluated taking into consideration the value and relative availability of the underlying collateral which are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, such resale and repurchase agreements are classified within Level 2 of the fair valuation hierarchy.

Exchange Traded Futures and Options

Where quoted prices for identical instruments are available in an active market, instruments are classified in Level 1 of the fair valuation hierarchy. Level 1 instruments include exchange traded futures and options, for which there are quoted prices in active markets.

Forward Settling Securities and Financing Trades

Forward settling securities and financing trades includes mortgage-backed securities that will be issued in the future on a 'to be announced' basis ("TBAs") and fixed income securities trades, resale and repurchase agreements with settlement dates beyond the time established by regulations or conventions in the marketplace. The fair value of forward settling transactions is based on the values of the underlying financial instruments to be delivered under the purchase and sale contracts and are classified as Level 2.

Fixed Assets and Leasehold Improvements

Fixed assets are carried at cost, net of accumulated depreciation. Depreciation for furniture, fixtures, computer equipment and amortization for leasehold improvements and capitalized software commence on the date placed into service. Furniture, fixtures and computer equipment are depreciated on a straight-line basis using estimated useful lives which ranges from three to five years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining term of the related lease. Capitalized software costs are amortized based on straight-line basis over the estimated economic life, generally three years.

Goodwill and Intangibles

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

Goodwill relates to the acquisition of PCHL by SHUSA and represents the excess of the purchase price over the fair value of net tangible assets and identifiable intangible assets. The goodwill and intangible assets were pushed down to the Company by the Parent upon the merger of APS and SIS on February 3, 2023. The Company evaluates goodwill for impairment on an annual basis as of October 1 and in interim periods when events or changes indicate the carrying value may not be recoverable. The Company has the option of performing a qualitative assessment of goodwill for its sole reporting unit to determine whether it is more likely than not that the fair value is less than the carrying value of a reporting unit. If it is more likely than not that the fair value exceeds the carrying value of the reporting unit, then no further testing is necessary; otherwise, the Company must perform a quantitative assessment of goodwill. The Company may elect to bypass the qualitative assessment and proceed directly to performing a quantitative assessment. The Company performed a quantitative assessment of its goodwill and determined that there were no impairments during the year-ended December 31, 2025.

The Company currently does not have any intangible assets with indefinite lives other than goodwill. The Company evaluates intangible assets with finite lives for impairment on an annual basis or when events or changes indicate the carrying value may not be recoverable. The Company also evaluates the remaining useful lives of intangible assets with finite lives each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

For additional information on goodwill and other intangibles, see Note 10.

Leases

For leases with an original term longer than one year, lease liabilities are initially recognized on the lease commencement date based on the present value of the future minimum lease payments over the lease term. A corresponding right-of-use ("ROU") asset is initially recognized equal to the lease liability adjusted for any lease prepayments, initial direct costs and lease incentives. The ROU assets are included in fixed assets and the lease liabilities are included in accrued expenses and other liabilities in the consolidated statement of financial condition.

The discount rates used in determining the present value of leases represent the Company's collateralized borrowing rate considering each lease's term and currency for payment. Some of the leases may include options to extend or terminate the lease, but the Company does not include the option period as part of the lease term unless it is reasonably certain that the Company will exercise that option.

Other Assets and Other Liabilities

The Company periodically evaluates the carrying value of other assets to determine if events or circumstances exist indicating that other assets may be impaired. Other assets include the Company's underwriting and syndicate fee receivables, clearing organization and exchange memberships including DTCC Common shares and ownership interests in ICE which consist of shares purchased as membership and a seat on that exchange, and prepaid expenses. The shares and the seat are reflected at cost, or if an other-than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment, in the consolidated statement of financial condition.

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

Underwriting and syndicate fee receivables resulting from capital markets activities are $66,148,154. Underwriting and syndicate fee receivables are measured at amortized cost basis less expected credit losses. At December 31, 2025, there were no allowances for losses related to these receivables.

Other liabilities include accrued compensation, other accrued expenses, lease liabilities and cash collateral received from counterparties.

Revenue Recognized from Contracts with Customers

Investment Banking

The Company performs underwriting services for issuers that want to raise funds through the sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion that the Company is contracted to buy. The Company believes that this is the appropriate point in time as there are no significant actions which the Company needs to take subsequent to this date as the underwriting entity obtains the control and benefit of the referral service in the offering at that point.

Underwriting revenues also result from securitization activities related to commercial mortgage loans and mortgage-backed and other asset-backed securities. Such transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. The gain or loss on sale of such financial assets is recorded as investment banking revenues and is based upon their respective fair values at the date of sale. The Company does not retain any financial interests in the assets securitized.

Associated underwriting costs that are deferred are recognized in expense at the time the related revenues are earned. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses these costs. At December 31, 2025, the balance of deferred underwriting costs was $3,595,618.

Structuring and Advisory Fees

Structuring and advisory fees are primarily comprised of various service fees including mergers & acquisition fees, private placements, dealer manager agreements, and agency referral fees. Revenue is recognized at a point-in-time, when services are completed, as the Company believes that it is the appropriate point in time as there are no significant actions which the Company needs to take subsequent to this date and the client obtains the benefit of the services provided by the Company at that point.

Service Fees

The Company earns revenues for investment and other services performed for certain affiliates on a daily basis. The Company believes that the performance obligation for providing investment services and other services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are primarily based on cost plus a percentage applied to the costs incurred by the Company for providing such services. A portion of service fees are based on a revenue

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

sharing arrangement between the Company and the Ultimate Parent's New York branch ("BSNY"). The Company's investment bankers participate with BSNY in the leveraged finance business and the revenues from this activity are shared between the Company and BSNY. Service fees are accrued monthly, and cash settled between monthly and annually depending on the agreement.

Commissions

The Company earns brokerage commissions for executing securities and futures transactions as part of its brokerage business. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions and related clearing expenses are recorded on the trade date.

Principal Transactions

Principal transaction revenues are generated primarily from the sales and trading of securities and exchange traded derivatives. Realized gains and losses from these principal transactions are recognized on a trade date basis as transactions occur. Unrealized gains and losses are recognized on positions held at fair value. Amounts receivable and payable for principal transactions that have not settled as of the reporting date are recorded on a net basis in receivables from or payables to broker-dealers and financial institutions in the consolidated statement of financial condition.

Interest and Dividends Income and Expense

The Company recognizes interest income and interest expense primarily on its cash balances, security positions and from collateralized agreements. The Company records interest income and interest expense on an accrual basis. Dividends are recorded on an ex-dividend date basis.

Foreign Currency

Assets and liabilities denominated in foreign currencies are remeasured into US dollar equivalents at spot foreign exchange rates prevailing as of the date of the consolidated statement of financial condition, while revenue and expense accounts are remeasured at the actual foreign exchange rate as of the date that the transaction occurred. Gains and losses resulting from foreign currency transactions are included in principal transactions in the consolidated statement of income.

3.   CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2025, cash of $103,000,000 has been segregated on behalf of customers pursuant to the reserve formula requirements of Rule 15c3-3. In addition, cash of $361,491,712 has been segregated pursuant to Regulation 1.20 and 30.7 under the Commodity Exchange Act.

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

4. FAIR VALUE MEASUREMENTS

The following table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Financial assets:				
U.S. Treasuries	$ 3,527,807,505	$ -	$ -	$ 3,527,807,505
U.S. Government agency debt	-	232,638,363	3,681	232,642,044
Mortgage-backed securities - US agency	-	10,572,482,926	170,726,674	10,743,209,600
Mortgage-backed securities - Non-agency	-	280,184,806	1,060,625	281,245,431
Corporate debt securities	-	235,423,614	297,039	235,720,653
Convertible debt securities	-	121,587,163	-	121,587,163
Foreign sovereign debt	-	-	259,075	259,075
Asset-backed securities	-	435,358,962	1,057,235	436,416,197
Equity securities	10,941,550	-	-	10,941,550
Exchange traded options	652,945	-	-	652,945
Exchange traded futures, interest rate and credit default swaps	-	1,532	-	1,532
Forward settling securities and financing trades	-	13,357,224	-	13,357,224
Total financial assets	$ 3,539,402,000	$ 11,891,034,590	$ 173,404,329	$ 15,603,840,919
Other assets				
Money market funds	$ 776	$ -	$ -	$ 776
Mutual funds	1,394,113	-	-	1,394,113
Total other assets	$ 1,394,889	$ -	$ -	$ 1,394,889
Financial liabilities:				
U.S. Treasuries	$ 3,694,130,170	$ -	$ -	$ 3,694,130,170
U.S. Government agency debt	-	21,650,776	-	21,650,776
Mortgage-backed securities - US agency	-	318,679	-	318,679
Corporate debt securities	-	218,400,762	-	218,400,762
Convertible debt securities	-	34,061,882	-	34,061,882
Equity securities	33,788,312	-	-	33,788,312
Exchange traded options	35,750	-	-	35,750
Exchange traded futures, interest rate and credit default swaps	-	7,707,094	-	7,707,094
Forward settling securities and financing trades	-	33,437,584	-	33,437,584
Total financial liabilities	$ 3,727,954,232	$ 315,576,777	$ -	$ 4,043,531,009

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

The Company has classified the securities below as Level 3 when valuation uncertainty exists. This may be due to insufficient or widely dispersed market data to allow a precise determination of the exit value of the instrument in the current market. These instruments have limited market observability primarily related to a lack of current trading activity, small tranche size, aging and a lack of visible executable prices.

As of Fair Value December 31, 2025	Financial instruments owned, at fair value	Valuation Techniques	Significant unobservable inputs	Low	High	Wt., Av[1]
U.S. Government agency debt	$ 3,681	Market comparable	Price	0.20	0.70	0.45
Mortgage-backed securities - US Agency	170,726,674	Market comparable	Price	0.04	120.02	8.76
Mortgage-backed securities - Non-agency	1,060,625	Market comparable	Price	<.01	100.01	0.89
Corporate debt securities	297,039	Market comparable	Price	6.00	19.60	10.59
Foreign sovereign debt	259,075	Market comparable	Price	6.00	19.60	10.59
Asset-backed securities	1,057,235	Market comparable	Price	<.01	100.00	2.69
	$ 173,404,329					

[1] weight averages are calculated based on fair value of the instruments

The Company assesses its financial instruments on a periodic basis to determine the appropriate classifications within the fair value hierarchy and any transfers of financial instruments among levels are considered to be effective as of the end of the reporting period.

There are no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2025.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, cash segregated under federal regulations, securities borrowed, resales, deposits and receivables from clearing organizations, receivables from broker-dealers and financial institutions, receivables from customers, receivable from affiliates, other assets, loan payable, securities loaned, repos, payables to broker-dealers and financial institutions, payables to customers, and accrued expenses and other liabilities. Cash and cash segregated under federal regulations are considered Level 1 and the remaining items are considered Level 2.

5.   DERIVATIVES ACTIVITIES

Derivatives contracts are financial instruments whose value is based upon the value of the underlying asset prices, indices, reference rates or any combination of these factors. The Company uses exchange-

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

traded options and futures, credit default swaps, and forward settling securities trades as part of its trading business, as well as to actively manage risk exposures that arise from its trading in cash instruments. Unrealized gains and losses on these derivative contracts are recognized currently in the consolidated statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815 because all financial instruments are recorded at fair value with changes in fair values reflected in net income.

Futures and Forwards. Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.

Swaps. Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.

Options. Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

Forward Settling Securities and Repo Trades. The Company's activities in forward settling trades include transactions in securities that are TBAs and transactions in which the settlement date is a date beyond the time generally established by regulations or conventions in the marketplace or exchange in which the transaction is executed. These financial instruments expose the Company to varying degrees of market and credit risk.

The Company records its derivative trading activities at fair value. Derivative assets and liabilities related to exchange traded options and forward trades are presented net, when the right of offset exists, and are included in "Financial instruments owned, at fair value" and "Securities sold, not yet purchased, at fair value," respectively in the consolidated statement of financial condition. Derivative assets and liabilities related to futures and credit default swaps are the result of margin placed with brokers and are included in Receivable from broker dealers and clearing organizations in the consolidated statement of financial condition. Exchange traded options are considered Level 1 in the valuation hierarchy and forward trades, futures and credit default swaps are considered Level 2 in the valuation hierarchy.

	December 31, 2025		
	Notional value	Asset derivatives	Liability derivatives
Exchange traded futures, interest rate, and credit default swaps	$ 10,611,287,500	$ 1,532	$ 7,707,094
Exchange traded options	887,500,000	652,945	35,750
Forward settling securities and financing trades	42,115,577,174	13,357,224	33,437,584
	$ 53,674,364,674	$ 14,011,701	$ 41,180,428

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

6.   RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Receivables from and payables to broker-dealers, financial institutions and clearing organizations consisted of the following at December 31, 2025:

	Receivables	Payables
Commodities and clearing brokers	$ 138,457,670	$ 5,980,516
Receivables/payables related to pending trades, net	49,388,392	-
Accrued interest	46,417,836	18,215,215
Securities failed to deliver/receive	15,937,832	14,218,473
Other	-	7,716,338
	$ 250,201,730	$ 46,130,542

The Company self-clears the majority of its fixed income business. The Company clears U.S. equity securities transactions through the Clearing Broker and international securities transactions through foreign affiliates and broker-dealers. Receivables from brokers, dealers, financial institutions, and clearing organizations represent affiliate and non-affiliate balances.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

Pending trades relate to purchases and sales of securities that have not reached their contractually scheduled settlement date.

7.   RECEIVABLES FROM AND PAYABLES TO CUSTOMERS

At December 31, 2025, receivables from customers includes securities trades that have reached contractual settlement of $4,036,183, cash collateral related to off-balance sheet transaction of $1,652,440 and other receivables of $495,683.

At December 31, 2025, payables to customers includes credit balances related to securities trades which have reached the contractual settlement date of $24,653,117, excess cash collateral received related to off-balance sheet transactions of $252,754, and $3,250,344,924 which primarily represents payables to customers related to futures and commodities business.

8.   COLLATERALIZED AGREEMENTS

The Company has pledged $15,275,889,577 of its financial instruments owned to counterparties that have the right to repledge these securities. The Company has no financial instruments pledged to counterparties that do not have the right to repledge the securities.

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

The Company has the right to sell or repledge all of the securities it has received under securities borrowed and securities resale agreements. These repledged securities have been used in the normal course of business.

At December 31, 2025, the Company has securities borrowed, resale agreements, securities loaned and repurchase agreements as follows:

	Securities borrowed	Resale agreements
Gross balance	$ 1,406,559,343	$ 27,627,466,903
Fair value of collateral received	$ 1,364,728,316	$ 27,554,869,715

	Securities loaned	Repurchase agreements
Gross balance	$ 1,310,750	$ 39,605,883,986
Fair value of collateral pledged	$ 1,234,219	$ 39,667,871,364

The Company's counterparties to its repurchase agreements have the right by contract to sell or re-pledge the Company's pledged securities. At December 31, 2025, the Company had off-balance sheet forward commitments to enter into resale and repurchase agreements in the amounts of $1,000,000,000 and $1,293,277,813, respectively.

The Company has had no transfers accounted for as sales in transactions that are economically similar to repurchase agreements during the year ended December 31, 2025. The Company has no repurchase to maturity transactions as of December 31, 2025.

The following table summarizes, by tenor and underlying collateral, repurchase agreements and securities loaned transactions accounted for as secured borrowings as of December 31, 2025:

	December 31, 2025				
	Remaining contractual maturity of the agreements				
Repurchase agreements	Overnight and continuous	Up to 30 days	31 to 90 days	91 days to one year	Total
U.S. Treasury securities	$ 11,521,421,073	$ 7,077,678,478	$ 1,850,992,407	$ 256,562,500	$ 20,706,654,458
Mortgage-backed securities	8,954,944,667	6,577,808,745	1,638,214,103	500,000,000	17,670,967,515
Other	449,568,358	224,950,152	553,743,503	-	1,228,262,013
Total repurchase agreements	$ 20,925,934,098	$ 13,880,437,375	$ 4,042,950,013	$ 756,562,500	$ 39,605,883,986

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

Securities loaned

Other	$	1,310,750	$	-	$	-	$	-	$ 1,310,750
Total securities loaned	$	1,310,750	$	-	$	-	$	-	$ 1,310,750

Gross amount of repurchase agreements and securities lending transactions accounted for as secured borrowings	$ 20,927,244,848	$ 13,880,437,375	$ 4,042,950,013	$ 756,562,500	$ 39,607,194,736
Netting applied in accordance with applicable accounting guidance					(20,395,965,140)
Repurchase agreements and securities lending transactions reported in the consolidated statement of financial condition					$ 19,211,229,596

Offsetting of Collateralized Agreements

To manage exposure to credit risk associated with securities financing transactions, the Company may enter into master netting agreements and collateral arrangements with counterparties. Generally, transactions are executed under standard industry agreements, including, but not limited to, master securities lending agreements and master repurchase agreements. A master agreement creates a single contract under which all transactions between two counterparties are executed allowing for trade aggregation and a single net payment obligation. Master agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be settled or otherwise eliminated by applying amounts due against all or a portion of an amount due from the counterparty or a third party. In addition, the Company enters into customized bilateral trading agreements and other customer agreements that provide for the netting of receivables and payables with a given counterparty as a single net obligation.

In the event of the counterparty's default, provisions of the master agreement permit acceleration and termination of all outstanding transactions covered by the agreement such that a single amount is owed by, or to, the non-defaulting party. In addition, any collateral posted can be applied to the net obligations, with any excess returned; and the collateralized party has a right to liquidate the collateral. Any residual claim after netting is treated along with other unsecured claims in bankruptcy court.

The following table summarizes collateralized transactions at December 31, 2025:

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

	Gross amount	Gross amounts offset in the consolidated statement of financial condition	Amount presented in the consolidated statement of financial condition	Amounts not offset in the consolidated statement of financial condition (a)		Net amount
				Financial instruments	Cash collateral received	
Assets:						
Derivatives	$ 19,412,300	$ (5,400,599)	$ 14,011,701	$ 14,011,701	$ -	$ -
Securities borrowed	1,406,559,343	-	1,406,559,343	1,364,728,316	-	41,831,027
Resale agreements	27,627,466,903	(20,395,965,140)	7,231,501,763	7,219,706,402	-	11,795,361
Liabilities:						
Derivatives	$ 46,581,027	$ (5,400,599)	$ 41,180,428	$ 41,180,428	$ -	$ -
Securities loaned	1,310,750	-	1,310,750	1,234,219	-	76,531
Repurchase agreements	39,605,883,986	(20,395,965,140)	19,209,918,846	19,175,990,157	-	33,928,689

(a) Under master netting agreements with our counterparties, the Company has the legal right of offset with a counterparty, which incorporates all of the counterparty's outstanding rights and obligations under the arrangement. These balances reflect additional credit risk mitigation that is available by counterparty in the event of a counterparty's default, but which are not netted in the consolidated statement of financial condition because other netting provisions of U.S. GAAP are not met.

9.   BUSINESS SEGMENT INFORMATION

The Company operates under the Ultimate Parent's Corporate & Investment Bank ("CIB") which is the Company's sole business segment. The Chief Executive Officers of SHUSA, CIB US and the Company are the chief operating decision makers ("CODM") of this business segment.

The Company is a broker-dealer headquartered in New York and has significant capabilities in market-making via an experienced fixed-income sales and trading team. The Company also has a focus on underwriting in the debt and equity capital markets as well as structuring and advisory services for asset originators in the real estate and specialty finance markets. In addition, the Company provides brokerage services in exchange traded derivatives and serves clients in the cash equities markets. The Company has an institutional client base including asset managers, hedge funds, banks and brokerages, pension funds, insurance companies, and corporations. Additionally, the CODM uses excess net capital (see Note 20), which is not a measure of profit and loss, to make operational decisions while maintaining capital

adequacy, to assess whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The U. S. GAAP results reported to the CODM is substantially the same as these financial statements.

10.   GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill

Goodwill is evaluated for impairment on an annual basis as of October 1 and in interim periods when events or changes indicate the carrying value may not be recoverable. The Company operates under a single business segment and a single reporting unit called Corporate and Investment Bank. At December 31, 2025, all of the $170,504,316 of goodwill was allocated to this unit.

Other Intangible Assets

The following table summarizes the Company's other intangible assets as of December 31, 2025 with finite lives consisting of customer relationships and technology related assets:

	Gross intangible asset	Accumulated amortization	Intangible assets, net
Customer relationships	$ 25,315,900	$ (10,423,577)	$ 14,892,323
IT intangibles	6,000,000	(6,000,000)	-
	$ 31,315,900	$ (16,423,577)	$ 14,892,323

11.   FIXED ASSETS AND LEASEHOLD IMPROVEMENTS, NET

Fixed assets and leasehold improvements, net consisted of the following at December 31, 2025:

	Cost	Accumulated depreciation	Fixed assets and leasehold improvements, net
Computer equipment and software	$ 69,607,272	$ (45,748,059)	$ 23,859,213
Leasehold improvements	16,085,679	(14,380,155)	1,705,524
Furniture and office equipment	1,313,241	(1,250,990)	62,251
	$ 87,006,192	$ (61,379,204)	$ 25,626,988

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

The Company leases office space under operating leases with maturity dates ranging from April 2025 to October 2028. Some of the leases may include an option to renew the lease, but the Company generally does not include optional periods as part of the lease term, unless it is reasonably certain that the Company will exercise the option(s). In addition to rent payments, the operating leases may also require payment for real estate taxes, insurance costs, common area maintenance, and utilities. These payments typically are not fixed. The Company accounts for these costs as variable payments and excludes them from the monthly fixed rent payment amounts included in the lease liability calculations.

The operating lease liability consists of the fixed rental payments discounted to present value using the Company's incremental borrowing rate ("IBR") for each lease, as the rate implicit in the lease is generally not readily determinable.

The Company has elected to account for lease components and non-lease components associated with its leases (e.g., common area maintenance costs) as a single lease component for its real estate and equipment leases, as permitted by the lease accounting guidance. Additionally, the Company has also elected the short-term lease exemption, which exempts the Company from recognizing the right-of-use assets and lease liabilities for leases with terms of 12 months or less.

At December 31, 2025, the Company's right of use asset and lease liabilities are $1,235,619 and $1,317,502, respectively.

The following table summarizes the Company's weighted-average remaining lease term and the weighted-average discount rate as of December 31, 2025:

	December 31, 2025
Weighted-average remaining lease term	2.3 Years
Weighted-average discount rate	5.46%

The following table presents the maturity analysis of the Company's operating lease liabilities as of December 31, 2025:

Maturity of lease liabilities at December 31,	
2026	$ 641,761
2027	506,547
2028	247,424
Total lease payments	1,395,732
less: Imputed interest	(78,230)
Present value of lease liabilities	$ 1,317,502

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

12. OTHER ASSETS AND ACCRUED EXPENSES AND OTHER LIABILITIES

Other assets consisted of the following at December 31, 2025:

Underwriting and syndicate fee receivables	$ 66,148,154
Deferred shares upfront payment	33,868,822
Prepaid expenses	23,190,635
Clearing organizations and exchange memberships	966,131
Other	33,184,562
	$ 157,358,304

Underwriting and syndicate fee receivables represent fee income receivables resulting from capital markets activities.

Commissions receivables represent commission income receivables resulting from centrally cleared futures contracts.

Deferred shares upfront payment represents payments made to the Ultimate Parent for shares of the Ultimate Parent to be distributed in the future under the deferred compensation plan (see Note 18).

Accrued expenses and other liabilities consisted of the following at December 31, 2025:

Compensation payables	$ 249,676,791
Accrued expenses	82,259,373
Syndicate fee payable	26,868,527
Service fees payables to affiliate	18,600,294
Other	5,931,036
	$ 383,336,021

13. SUBORDINATED AND UNSUBORDINATED LOAN AGREEMENTS

Subordinated borrowings are subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"). Subordinated borrowings may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements.

The Company has a Revolving Note and Cash Subordination Agreement with SHUSA for up to $1,000,000,000 with a Scheduled Maturity Date of December 20, 2029. Borrowings under the Subordinated Revolver bear interest at Overnight SOFR + 150 bps. The Company also pays a commitment fee of 50 bps on the undrawn balance. The previous Subordinated Revolver Note for $750,000,000 was retired and replaced with this loan on October 2, 2025.

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

During the year ended December 31, 2025, the Company borrowed and repaid under the Subordinated Revolver multiple times in the total of $5,200,000,000 and had an outstanding drawn amount of $200,000,000 at December 31, 2025. The average interest rate for the borrowings during the year ended December 31, 2025, was 5.79%. At December 31, 2025, commitment fee payable of $313,914 was included in accrued expense and other liabilities in the consolidated statement of financial condition (see Note 16).

The Company has a liquidity line with SHUSA to support the settlement of billing and delivery roles in underwriting transactions. The line is $6,000,000,000 and the current rate of borrowing is Overnight SOFR + 215 bps. The company also currently pays a commitment fee of 2 bps on the undrawn balance. During the year ended December 31, 2025, the Company borrowed under the liquidity line several times for a total of $1,443,000,000 and subsequently repaid the entire amount. The average interest rate for the borrowings during the year ended December 31, 2025, was 6.41%. At December 31, 2025, commitment fee payable of $103,333 was included in accrued expense and other liabilities in the consolidated statement of financial condition (see Note 16).

The Company has a committed unsecured operating line of credit with SHUSA for general operating purposes. The line is $650,000,000 and the current rate of borrowing is Overnight SOFR + 120 bps. This line was increased from its previous limit of $400,000,000 in April 2025. The company also currently pays a commitment fee of 75 bps on the undrawn balance. As of December 31, 2025, the Company had a drawn balance of $50,000,000 that was borrowed for operating purposes and is presented in loan payable in the consolidated statement of financial condition. The average interest rate for the borrowings during the year ended December 31, 2025, was 5.45%. At December 31, 2025, commitment fee payable of $879,687 was included in accrued expense and other liabilities in the consolidated statement of financial condition (see Note 16).

14. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve execution of various securities and futures transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill their contractual obligations. The Company's counterparties include customers and certain related entities, generally U.S. institutional investors, and broker-dealers that are members of major regulated exchanges.

The Company records customer securities and futures transactions in conformity with the settlement cycle of the respective country, which is generally one to five business days after trade date. The Company is therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

The Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities or other positions when necessary.

At December 31, 2025, the Company maintained cash with major financial institutions, which at times, may exceed federally insured limits set by the Federal Deposit Insurance Corporation. The Company has

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

not experienced any losses in such accounts and believes it is not subject to a material credit risk on its cash.

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Contingent Liabilities

The Company entered into employment contracts in which the Company agreed to make guaranteed payments totaling $96,235,764 provided that the employees remained employed with the Company. These payments include cash and equity shares of the Ultimate Parent to be paid as follows:

Year ended December 31,		
2026	$	47,932,919
2027		23,826,856
2028		18,095,727
2029		6,286,698
2030		93,564
Total	$	96,235,764

Representation, Warranties and Contingencies

In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business.

The Company evaluates the outcome of each contingent matter as appropriate. A liability is established when the loss contingency is probable and the amount is estimable. In many proceedings, however, it is inherently difficult to predict the eventual outcome of the pending matters, the timing of the ultimate resolution of the matters, or the eventual loss, fines or penalties related to the matter.

The Company does not believe, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will have a material adverse effect on the Company's consolidated statement of financial condition, liquidity or consolidated statement of income.

Guarantees

In the normal course of business, the Company provides guarantees to clearing houses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's liability under these arrangements is not quantifiable and could exceed the collateral amount posted. However, the potential for the Company to be required to make payments under such guarantees is deemed remote.

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

Accordingly, no contingent liability was recorded in the consolidated statement of financial condition as of December 31, 2025.

Other

The Company executes certain transactions primarily on an agency basis through its Clearing Broker. The Company maintains a collateral deposit at the Clearing Broker in the form of cash. In the event a customer fails to fulfill its obligation, the Company's Clearing Broker has the right to deduct any loss or expense incurred from the deposit account. At December 31, 2025, cash of $307,855 was on deposit at the Clearing Broker and included in deposits with and receivables from clearing organizations and Clearing Broker in the consolidated statement of financial condition. The Company did not record any liabilities under this arrangement as of December 31, 2025.

16. RELATED-PARTY TRANSACTIONS

As of and for the year ended December 31, 2025, the related-party balances consisted of the following:

Assets:		
Cash	$	17,140,552
Securities purchased under resale agreements		21,458,627
Receivables from broker-dealers, financial institutions and clearing organizations		11,806,869
Receivables from affiliates		50,289,166
Other assets		40,794,865
Liabilities:		
Loan payable	$	50,000,000
Securities sold under repurchase agreements		1,151,044,570
Payables to broker-dealers, financial institutions and clearing organizations		783,550
Payables to customers		1,755,161,780
Accrued expenses and other liabilities		46,588,821
Subordinated debt		200,000,000

In the normal course of business, the Company enters into transactions with its affiliates. The Company executes and clears securities and futures and options transactions on behalf of its affiliates and earns commissions on such services performed. The Company also executes, clears and custodies certain of its securities transactions through various affiliates in Latin America and Europe. Pursuant to such arrangements the affiliates pay the Company for commissions and the Company pays the affiliates for clearance and execution services received. At December 31, 2025 there were payable to affiliates for

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

clearance and execution services in the amount of $35,000 included in accrued expenses and other liabilities.

The Company participates in various underwriting activities for its affiliates and fees earned are included in investment banking revenue in the consolidated statement of income. At December 31, 2025, the related receivables of $6,803,300 were included in other assets in the consolidated statement of financial condition.

The Company earns revenues from investment and other services performed for certain affiliates under service level agreements. At December 31, 2025, receivables of $20,636,908 were included in receivables from affiliates in the consolidated statement of financial condition.

The Company also pays for services such as management, administrative support services, systems and risk management received from its affiliates including SHUSA and the Ultimate Parent under service agreements. At December 31, 2025, there was $19,720,294 that was included in accrued expenses and other liabilities. In addition, the Company also provides operational services to its New York affiliate, which also makes certain payments on behalf of the Company and the Company remits the payment later. Receivables from and payables to its New York affiliate arising from the above arrangements are settled net. At December 31, 2025, the net receivable from the New York affiliate of $19,819,784 was included in receivables from affiliates in the consolidated statement of financial condition.

Membership in Exchange -The Ultimate Parent was approved under CME Rule 106.1, as an Affiliated Member Firm and owns the membership under this rule. The Company is a clearing member of the CME at no cost since the membership is owned by the Ultimate Parent and the business is performed exclusively for its benefit.

17. INCOME TAXES

SanCap and its subsidiary are both single-member limited liability companies ("SMLLCs") that are ultimately owned by SCH, and as such are treated as disregarded entities for federal and state income tax purposes. Federal and state income taxes are calculated based on the SMLLC's activity that is included in SCH's federal and state income tax returns.

18. DEFERRED COMPENSATION AND BENEFIT PLANS

The Company was a participant, in conjunction with other affiliates, in a defined benefit pension plan and post-retirement benefit plan sponsored by Banco Santander S.A., New York Branch (the "Plan Sponsor"), covering substantially all employees. Benefits were based on years of service and the average compensation during the five highest paid consecutive calendar years. The funding policy was to contribute the annual pension costs accrued, but not less than the Employee Retirement Income Security Act of 1974 minimum and not more than the maximum amount deductible for tax purposes. Allocations of plan costs, assets, actuarial gains, and elements of plan performance between the affiliates have been determined by an actuary. Effective December 31, 2010, the defined benefit pension plan was frozen. As of December 31, 2025, the Company had no share of pension liability. This plan was settled in 2025.

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

The Company also participates with other affiliates, in an employee deferred compensation plan sponsored by Santander Holdings USA, covering substantially all employees, which qualify under Section 401(k) of the Internal Revenue Code.

In 2010, the Ultimate Parent established and approved a deferred compensation plan that the Company participates in. In accordance with the plan, distributions (whether payable in cash or shares of Ultimate Parent common stock) will be made in three equal installments over a three-year period, if the employee remains employed at the Company or an affiliate of Santander Group through the applicable payment date. Upon each award, the Company has made up front payments for the shares to be distributed in the future of $33,868,822 (see Note 12). At December 31, 2025, deferred compensation liability of $23,191,790 was included in accrued compensation and benefits in the consolidated statement of financial condition.

19. VARIABLE INTEREST ENTITIES

Variable interest entities ("VIEs") are entities in which equity investors lack the characteristics of a controlling financial interest. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

The Company determines whether it is the primary beneficiary of a VIE upon initial involvement with the VIE and reassess whether it is the primary beneficiary of a VIE on an ongoing basis. The determination of whether the Company is the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires significant judgment.

Considerations in determining the VIE's most significant activities and whether the Company has the power to direct those activities include, but are not limited to, the VIE's purpose and design and the risks passed through to investors, the voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees.

Variable interests in a VIE are assessed both individually and in aggregate to determine whether the Company has an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether the Company's variable interest is significant to the VIE requires significant judgment. In determining the significance of the Company's variable interest, management considers the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, the Company's involvement in the VIE and the Company's market-making activities related to variable interests.

FDLLC was formed for the limited purpose of purchasing assets and otherwise consummating and carrying out securitization activity for the Company. In the Company's securitization transactions, the Company transfers these assets to special purpose entities ("SPEs") and act as the placement or structuring agent for the beneficial interests sold to investors by the SPE. A significant portion of the Company's securitization transactions are securitization of assets issued or guaranteed by U.S. government agencies. These SPEs generally meet the criteria of variable interest entities; however, the

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

Company generally does not consolidate the SPEs as the Company is not considered the primary beneficiary for these SPEs.

The Company accounts for its securitization transactions as sales, provided it has relinquished control over the transferred assets. Transferred assets are carried at fair value with unrealized gains and losses reflected in principal transaction revenues in the consolidated statement of income prior to the identification and isolation for securitization. The Company generally receives cash proceeds in connection with the transfer of assets to an SPE.

Management has concluded that it is not required to consolidate the VIE's related to securitized transactions as the Company and FDLLC do not retain any economic interest in the transferred assets or an obligation to absorb losses or the right to receive benefits from the entity through the securitizations.

20. REGULATORY CAPITAL REQUIREMENTS AND CUSTOMER RESERVE REQUIREMENTS

As a registered broker dealer, SanCap is subject to Rule 15c3-1, under the Securities Exchange Act ("SEA"). SanCap utilizes the alternative method pursuant to Rule 15c3-1, which requires that SanCap maintain minimum net capital equal to the greater of 2% of aggregate debit items arising from customer transactions, as defined, or $1,000,000.

As an FCM, SanCap is subject to minimum financial requirements pursuant to Regulation 1.17 under the Commodity Exchange Act ("CEA"), which requires the maintenance of regulatory capital equal to the greater of $1,000,000, or 8% of the domestic and foreign domiciled customer and house risk maintenance margin performance bond requirements for all domestic and foreign futures and options on futures contracts, excluding the risk margin associated with naked long options positions.

As an IRS clearing member, SanCap is required to maintain a minimum capital with CME in the amount equal to the greater of the CFTC or SEC capital requirement, $50,000,000, or 20% of aggregate performance bond requirements for all customer and house accounts containing CME-cleared IRS positions.

Also, 10% of excess collateral on resale agreements as defined in SEA Rule 15c3-1 are added to the above requirements.

As of December 31, 2025, SanCap's net capital requirement pursuant to CEA Regulation 1.17 (FCM 8% margin) of $208,357,061 resulted in a greater regulatory net capital requirement than the SEC requirement. As of December 31, 2025, SanCap had regulatory net capital of $539,288,387, which was $330,325,186 in excess of the net capital requirement of $208,963,201.

The firm is also subject to SEA Rule 15c3-3. At December 31, 2025, SanCap computed the reserve requirement for customers and was required to segregate $44,518,904 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2025 the amount held on deposit in the special reserve bank account was $103,000,000. SanCap does not carry Proprietary Accounts of Broker-Dealers

Santander US Capital Markets LLC and Subsidiary

Notes to consolidated statement of financial condition

Year Ended December 31, 2025

("PAB") and therefore did not perform a computation of reserve requirements for PAB pursuant to Rule 15c3-3.

As an FCM, segregated assets on deposit to meet requirements pursuant to CEA Section 4d(2) and CFTC Regulation 30.7 at December 31, 2025 were $3,038,860,448 and $1,000,889, respectively.

21. SUBSEQUENT EVENTS

The Company has evaluated events and transactions through February 26, 2026, the date on which these consolidated financial statements are available to be issued. The Company did not note any subsequent events requiring disclosures in or adjustment to the consolidated financial statements.